# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Raytech Holding Limited, CIK 0001948443
CUSIP: G7385S119
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung Commercial Centr, No. 19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002139305

## Reporting persons
- FORTUNE GENESIS HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 999,014; shared voting power 0; sole dispositive power 999,014; shared dispositive power 0; aggregate amount beneficially owned 999,014 (17.01% of the class)
  Comment: The percentage of 17.01% is calculated based on a total of 5,874,743 Ordinary Shares outstanding. This total is derived from: (i) 2,724,911 Ordinary Shares outstanding prior to the offering, as disclosed in the Issuer's Prospectus on Form 424B5 filed on June 22, 2026; plus (ii) 3,149,832 Ordinary Shares sold in a public offering that closed on June 29, 2026, as disclosed in the Issuer's Report on Form 6-K filed on June 30, 2026.

## Item 1. Issuer
Name of issuer: Raytech Holding Limited
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung Commercial Centre, No. 19 Lam Lok Street, Kowloon Bay, Hong Kong.

## Item 2. Person Filing
Name of person filing: FORTUNE GENESIS HOLDINGS LIMITED
Address of principal business office or, if none, residence: OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 999,014
Percent of class: 17.01%
Sole power to vote or to direct the vote: 999,014
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 999,014
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FORTUNE GENESIS HOLDINGS LIMITED: /s/ YUAN Tianfu, YUAN Tianfu / Director (07/10/2026)